UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Secured Diversified Investment
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
________________________________________________________________________________
(Title of Class of Securities)

813716107
____________________________________
(CUSIP Number)

Iomega Investments, LLC
13223 No. 76th Pl. Scottsdale, AZ 85260
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2006
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 813716107

1. Names of Reporting Persons:  Iomega Investments, LLC
I.R.S. Identification Nos. of above persons (entities only):

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)    [_]
(b)    [_]

3.  SEC Use Only:

4. Source of Funds (See Instruction): OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):  [ ]

6. Citizenship or Place of Organization:  Nevada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7. Sole Voting Power:            15,000,000 SHARES

8. Shared Voting Power:   N/A

9. Sole Dispositive Power:    15,000,000 SHARES

10. Shared Dispositive Power:     N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person:  15,000,000 SHARES

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 49.4%

14. Type of Reporting Person (See Instructions): OO- Limited Liability Company

CUSIP No. 813716107

ITEM 1. SECURITY AND ISSUER.

This statement relates to the Common Stock, par value $0.001 per share (the "Shares"), of Secured Diversified Investment, Ltd., a Nevada Corporation (the "Issuer"). The Issuer's current principal executive offices are located at 5205 East Lincoln Drive, Paradise Valley, Arizona.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by Iomega Investments, LLC, a Nevada limited liability company (the “Reporting Person”). The principal business address of the Reporting Person is 13223 No. 76th Pl. Scottsdale, AZ 85260. The sole managing member of the Reporting Person is set forth on Schedule A attached hereto.

(d) and (e). During the previous five (5) years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 28, 2004, the Issuer and Denver Fund I, Ltd (“Denver Fund I”) entered into a Lease Agreement with the Reporting Person to lease the Cannery retail shopping center located on Flamingo Road in Las Vegas, Nevada. On the same date, the Reporting Person granted the Issuer and Denver Fund I an option (the “Option Agreement”) to purchase the property commencing on May 14, 2004 for total consideration of $5,950,000. The $5,950,000 included an assumption of the first mortgage on the property in the principal amount of $4,100,000, and a balance of $1,850,000 to be paid partially by the Issuer and partially by Denver Fund I.

The Issuer and Denver Fund I exercised their right under the Option Agreement to purchase the property from the Reporting Person. For the Issuer’s portion of the purchase price, the Issuer delivered to the Reporting Person 250,000 shares of our Series C Preferred Stock (valued between the parties at $3.00 per share) and a two-year promissory note in the principal amount of approximately $155,000 (the “Promissory Note”), bearing interest at an annual rate of 7%. The principal amount of the Promissory Note was payable $50,000 at the six month anniversary, $50,000 at the 12 month anniversary and the remainder at maturity.

On December 14, 2005, the Issuer amended the terms of its portion of the purchase price with the Reporting Person, and agreed to retire the balance of the Promissory Note in favor of the Reporting Person by paying $40,000.00 immediately in lieu of paying $55,000.00 at maturity. The Issuer further agreed to convert the Reporting Person’s 250,000 shares of Series C Preferred Stock into shares of the Issuer’s Common Stock as described below.

Following a letter request made by the Reporting Person to convert its 250,000 shares of Series C Preferred Stock into shares of Common Stock, the Issuer requested its transfer agent, Fidelity Transfer Company, to issue 15,000,000 shares of Common Stock to the Reporting Person, trading at $0.05 per share, in exchange for the Reporting Person’s 250,000 Series C Preferred Stock, which was valued at $3.00 per share in the Option Agreement.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the acquisition of the Issuer’s common shares beneficially owned by the Reporting Person.

CUSIP No. 813716107

Neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the individuals named in Schedule A hereto, has any current plans or proposals which would relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person is currently the beneficial owner of 15,000,000 shares of Common Stock of the Issuer, representing approximately 49.4% of the Issuer's common stock (based upon 30,334,611 outstanding shares of common stock as of April 20, 2006 as reported on the Issuer’s last definitive proxy statement).

(b)	The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c)
Neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the individuals named in Schedule A hereto, has effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 813716107

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as provided herein, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the individuals named in Schedule A hereto, has any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 813716107
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2006

Iomega Investments, LLC
By: HELEN WEST, its Manager

By: /s/ Helen West
Helen West, Manager

Schedule A
Controlling Persons of
Iomega Investments, LLC

Set forth below is the name, business address, present principal occupation or employment for each control person of the Reporting Person. Each person listed in Schedule A is a citizen of the United States. Unless otherwise indicated, the business address of each individual set forth below is Iomega Investments, LLC, 13223 No. 76th Pl. Scottsdale, AZ 85260.

Members of Iomega Investments, LLC	Occupation
Helen West	Manager, Iomega Investments, LLC